Exhibit 99.2

May 22, 2012

Via FedEx and Electronic Mail

Board of Directors
China.com Inc.
11th Floor, ING Tower
308 Des Voeux Road
Central
Hong Kong

Requisition of Extraordinary General Meeting of China.com, Inc.

Dear Sirs:

In this letter I refer to CDC Corporation as “CDC”, to China.com Inc. as “China.com”, to Chinadotcom Mobile Interactive Corporation as “Mobile” and to China M Interactive (BVI) Limited as “Interactive”.

CDC is the sole shareholder of Mobile. By a shareholder’s written resolution dated 28 March 2012, CDC appointed me as Chief Executive officer and sole director of Mobile.

Mobile is the sole shareholder of Interactive. By a shareholder’s written resolution dated 28 March 2012, Mobile appointed me as President and sole Director of Interactive.

CDC and Interactive together own approximately 74.17% of the issued shares in China.com.

Accordingly, pursuant to Article 72 of China.com’s Articles of Association, CDC and Interactive hereby jointly formally requisition an extraordinary general meeting of China.com for the following resolutions to be considered and put to a vote of the members by way of poll:

(1) A special resolution that Article 122(a) of the Company’s Articles of Association shall be amended by replacing the word “special” in line 1 with the word “ordinary” with immediate effect.

(2) An ordinary resolution that Wong Kwong Chi be removed as a director and chief executive officer of China.com with immediate effect.

(3) An ordinary resolution that Dr Cheng Loi be removed as a director and chief financial officer of China.com with immediate effect.

(4) An ordinary resolution that Dr Ch’ien Kuo Fung, Raymond be removed as a director of China.com with immediate effect.

(5) An ordinary resolution that Mao Hongcheng be removed as a director of China.com with immediate effect.

(6) An ordinary resolution that Chen Mouhua be removed as a director of China.com with immediate effect.

(7) An ordinary resolution that Wang Cheung Yue, Fred be removed as a director of China.com with immediate effect.

(8) An ordinary resolution that Anson Wang be removed as a director of China.com with immediate effect.

(9) An ordinary resolution that Li On-kwok, Victor be removed as a director of China.com with immediate effect.

(10) An ordinary resolution that Marcus A. Watson be appointed an executive director of China.com with immediate effect.

(11) An ordinary resolution that Joseph D. Stutz be appointed an executive director of China.com with immediate effect.

(12) An ordinary resolution that Ding Chun be is appointed a non-executive director of China.com with immediate effect.

(13) A resolution that the board of directors is authorized to deal with all the necessary updating and filing with the registry in the Cayman Islands in connection with the above changes in directors.

(A copy of these draft resolutions in a form suitable to be put before the members at the meeting is attached.)

China.com is listed on the Growth Enterprise Market (“GEM”) of The Stock Exchange of Hong Kong Limited (“Stock Exchange”). Resolution (1) seeking an amendment to Article 122(a) of China.com’s Articles of Association is necessary so that China.com’s Articles of Association comply with the requirements set out in the Rules Governing the Listing of Securities On the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited (the “GEM Listing Rules”).

Article 122(a) of China.com’s Articles of Association concerns the power to remove a director by special resolution. It provides that:

“The Company may by special resolution at any time remove any Director (including a Managing Director or other executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may by ordinary resolution elect another person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.”

(emphasis added)

Article 122(a) is therefore in direct conflict with the GEM Listing Rules. Rule 24.06 of the GEM Listing Rules and Appendix 11, Part B, Section 1, 5(1) require that the Articles of Association of issuers incorporated or otherwise established in the Cayman Islands must include provisions as follows:

“5. As to directors

(1)The articles of association shall provide that directors may be removed at any time by ordinary resolution of the members”.

(emphasis added)

China.com’s directors are collectively and individually responsible for ensuring China.com’s full compliance with the GEM Listing Rules (Rule 5.03 of the GEM Listing Rules) and the Stock Exchange expects each director to be cognizant of the GEM Listing Rules and reasonably familiar with the obligations and duties imposed upon him and the issuer pursuant to the GEM Listing Rules (Rule 2.14 of the GEM Listing Rules). China.com’s directors are and have been in continuing breach of their obligations consequent on China.com’s GEM Listing and the duties imposed upon each of them under the GEM Listing Rules and fail to apply such degree of skill, care and diligence as may reasonably be expected from directors serving in a Hong Kong listed company as a result of their failure to amend Article 122(a) of China.com’s Articles as set out above, among other things.

Failure to comply with the GEM Listing Rules can lead to sanctions being imposed on China.com or any of its directors which can include: issuing a private reprimand; reporting the offender’s conduct to another regulatory authority; requiring a breach to be rectified or other remedial action taken within a stipulated time; in the case of willful or persistent breach by a director, the making of a public statement that in the Stock Exchange’s opinion the retention of office by that director is prejudicial to the interests of investors; suspension or cancellation of a listing; in the case of willful or persistent breach by a listed issuer, suspension of trading in the shares of the issuer; withdrawal of the facilities of the market for a specified period to that issuer; and a prohibition on dealers and financial advisers from acting or continuing to act for that issue (Rule 3.10 of the GEM Listing Rules). Directors who fail to discharge their duties and responsibilities may be disciplined by the Stock Exchange and may attract civil and/or criminal liabilities under Hong Kong law or the laws of other jurisdictions (Rule 5.01 of the GEM Listing Rules).

In addition, China.com’s directors arguably are already in breach of their fiduciary duty to act in the best interests of China.com by failing to ensure China.com’s Articles of Association comply with the GEM Listing Rules and by exposing it to the potential sanctions set out above.

It is essential that resolution (1) should be put to a vote and carried urgently because it is clearly essential to China.com’s continued listing that it’s Articles comply with the GEM Listing Rules.

Resolutions (2) to (13) concern changes in the corporate governance of China.com, and provide for the removal of all of China.com’s existing directors and their replacement with new directors. Given the extent of the combined voting power of CDC and Interactive in respect of China.com, it is inevitable that each of these resolutions proposed will also be carried, assuming that China.com’s Articles are amended to comply with the GEM Listing Rules. Even as the Articles currently stand, it is almost certain that they will be passed and, given the extent of the support for these fundamental changes in China.com’s corporate governance from CDC and Interactive amongst the overall body of shareholders, it is clearly essential that resolutions (2) to (13) are considered by and put to a vote of the members as soon as reasonably practicable.

Under Article 72 of China.com’s Articles of Association it is your duty as directors to call the necessary Extraordinary General Meeting (“EGM”) to consider and vote upon the proposed resolutions within 21 days from the date of this requisition, i.e. before June 12, 2012, and the meeting itself must be held within a reasonable time thereafter. For the reasons set out above, it is essential that all of the resolutions are considered by and put to a vote of the members promptly. Further, given that China.com remains in breach of the GEM Listing Rules, the nature and the purpose of the remaining resolutions and that all the resolutions are bound to be carried, any unexplained delay by you in calling the EGM as soon as possible will be treated as constituting a deliberate and conscious attempt by each of you to frustrate the will of the majority of China.com’s members, will not be in good faith, will amount to a breach of fiduciary duty by each of you and may cause action to be taken against you by CDC and Interactive on behalf of all the members of China.com.

Following receipt of a notice of Annual General Meeting (“AGM”) dated March 30, 2012, I note that an AGM of China.com’s members is due to be held on Thursday, June 28, 2012. CDC and Interactive are aware of the cost associated with calling an EGM. I am, therefore, authorized by CDC and Interactive to indicate that they would be content either for you to amend the current Agenda for the AGM so that it includes resolutions (1) to (13) above, or for you to convene the EGM to be heard immediately before or immediately after the AGM.

Please inform me immediately, if you decide to take this course. Otherwise, I look forward to receiving by return: (a) confirmation of the date when the directors will consider the requisition and decide when to call the EGM; and (b) notification of the date of the EGM, which should be called for a date in early June 2012.

Best regards;

/s/ Joseph D. Stutz
Joseph D. Stutz
General Counsel, CDC Corporation

Chief Executive Officer, Director, chinadotcom Mobile Interactive Corporation
President, Director, China M Interactive (BVI) Limited

cc:	Marcus A. Watson (via email) James Cifelli (via email) Greg Ellis (via email) Olivia Lee (via email) Jalil Asif (via email)

CHINA.COM INC.
(incorporated in the Cayman Islands)

(“the Company”)

NOTICE IS HEREBY GIVEN THAT THE FOLLOWING RESOLUTIONS ARE RESOLUTIONS PASSED AT THE EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY HELD AT [PLACE] ON [DATE]

1. IT IS HEREBY RESOLVED as a Special Resolution that Article 122(a) of the Company’s Articles of Association shall be amended by replacing the word “special” in line 1 with the word “ordinary” with immediate effect.

2. IT IS HEREBY RESOLVED as an Ordinary Resolution that Wong Kwong Chi is removed as a director of the Company with immediate effect.

3 IT IS HEREBY RESOLVED as an Ordinary Resolution that Dr Cheng Loi is removed as a director of the Company with immediate effect.

4 IT IS HEREBY RESOLVED as an Ordinary Resolution that Dr Ch’ien Kuo Fung, Raymond is removed as a director of the Company with immediate effect.

5 IT IS HEREBY RESOLVED as an Ordinary Resolution that Mao Hongcheng is removed as a director of the Company with immediate effect.

6 IT IS HEREBY RESOLVED as an Ordinary Resolution that Chen Mouhua is removed as a director of the Company with immediate effect.

7 IT IS HEREBY RESOLVED as an ordinary resolution that Wang Cheung Yue, Fred is removed as a director of China.com with immediate effect.

8 IT IS HEREBY RESOLVED as an ordinary resolution that Anson Wang is removed as a director of China.com with immediate effect.

9 IT IS HEREBY RESOLVED as an ordinary resolution that Li On-kwok, Victor is removed as a director of China.com with immediate effect.

10 IT IS HEREBY RESOLVED as an Ordinary Resolution that Marcus A. Watson is appointed an executive director of the Company with immediate effect.

11 IT IS HEREBY RESOLVED as an Ordinary Resolution that Joseph D. Stutz is appointed an executive director of the Company with immediate effect.

12 IT IS HEREBY RESOLVED as an Ordinary Resolution that Ding Chun is appointed a non-executive director of the Company with immediate effect.

13 IT IS HEREBY RESOLVED as an Ordinary Resolution that the board of directors is authorized to deal with all the necessary updating and filing with the registry in the Cayman Islands in connection with the above changes in directors.

By the order of the Board of Directors of China.com Inc.

Chairman of the Meeting
Date: